Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, July 17, 2025

FAIRFAX ISSUES REMINDER REGARDING UNOFFICIAL COMMUNICATIONS

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) reminds its shareholders and all persons interested in Fairfax that none of Fairfax, Prem Watsa, nor any officer of Fairfax provides financial or investment advice to any person over social media, chat or messaging applications.

Prem Watsa does not maintain and has never maintained any online social media accounts. Any social media outlet claiming to represent him or to offer advice on his behalf is fraudulent. Impersonation scams are common, and so one should treat any unsolicited electronic communication that references Fairfax or Prem Watsa with extreme caution.

We encourage all persons looking for information about Fairfax and Prem Watsa to consult our press releases, annual reports, interim quarterly reports and annual general meeting materials, all of which are available on our website at www.fairfax.ca.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946